UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

FUSION CONNECT, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
36116X102
(CUSIP Number)

Marvin S. Rosen
c/o Fusion Connect, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170
(212) 201-2400

Copies to:

Carol W. Sherman
Kelley Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116X102
1	Names of reporting persons Marvin S. Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,346,233(1)
	8	Shared voting power 0
	9	Sole dispositive power 1,346,233(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,346,233(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 1.6%
14	Type of reporting person IN
(1) Includes (i) 153,439 shares of common stock, par value $0.01 per share (the “Common Stock”) of Fusion Connect, Inc. (the “Issuer”), issuable upon the exercise of Common Stock purchase warrants, (ii) 7,667 shares of Common Stock issuable upon the exercise of options, and (iii) 1,074 shares of Common Stock held in a self-directed IRA. Excludes an additional 49,776,310 shares of Common Stock held by BCHI Holdings LLC (“BCHI”). The Reporting Persons may be deemed to have shared voting power over such shares by virtue of a Stockholders’ Agreement (as defined herein) among BCHI and the Reporting Persons as more fully described in this Schedule 13D.

CUSIP No. 36116X102
1	Names of reporting persons Matthew D. Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,502,323(1)
	8	Shared voting power 0
	9	Sole dispositive power 4,502,323 (1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 4,502,323 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 5.4%
14	Type of reporting person IN
(1) Includes (i) 9,797 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, (ii) 778,090 shares of Common Stock issuable upon the exercise of options, and (iii) 3,611,916 restricted shares of Common Stock, 3,304,249 shares of which are subject to vesting, as more fully described in Item 4 of this Amendment No. 3. Excludes an additional 49,776,310 shares of Common Stock held by BCHI. The Reporting Persons may be deemed to have shared voting power over such shares by virtue of a Stockholders’ Agreement among BCHI and the Reporting Persons as more fully described in this Schedule 13D.

CUSIP No. 36116X102
1	Names of reporting persons Michael J. Del Giudice
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 58,461(1)
	8	Shared voting power 0
	9	Sole dispositive power 58,461(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 58,461(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) Less than 1%
14	Type of reporting person IN
(1) Includes (i) 214 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, (ii) 7,667 shares of Common Stock issuable upon the exercise of options, and (iii) 7,588 shares of Common Stock held by Catskill Investor Group, LLC. Excludes an additional 49,776,310 shares of Common Stock held by BCHI. The Reporting Persons may be deemed to have shared voting power over such shares by virtue of a Stockholders’ Agreement among BCHI and the Reporting Persons as more fully described in this Schedule 13D.

EXPLANATORY NOTE

This Schedule 13D/A (the “Amendment No. 3”) amends the Schedule 13D filed on September 6, 2017 and amended on September 6, 2017 and May 8, 2018 (and as further amended by this Amendment No. 3, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) thereof, as amended. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. All capitalized terms not otherwise defined in this Amendment No. 3 shall have the meanings attributed to such terms in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On November 7, 2018, the Issuer agreed to issue an aggregate of 3,961,934 restricted shares of Common Stock to Matthew D. Rosen as compensation for services rendered to the Issuer pursuant to an employment agreement, as described in Item 4 below.

ITEM 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On November 7, 2018, the Issuer entered into an employment agreement, effective as of November 6, 2018, with Matthew D. Rosen (the “Rosen Employment Agreement”), which replaced the previous employment agreement between the Issuer and Matthew D. Rosen dated November 5, 2015. Pursuant to the Rosen Employment Agreement, the Issuer has agreed to issue Matthew D. Rosen an aggregate of 3,961,934 shares of restricted Common Stock (the “Restricted Stock Award”) pursuant to the Issuer’s 2016 Equity Incentive Plan, as amended through the date hereof. Pursuant to the Rosen Employment Agreement, 657,682 shares of Common Stock of the Restricted Stock Award vested immediately upon execution of the Rosen Employment Agreement, and 10% of the remaining 3,304,249 shares of Common Stock vest and becomes non-forfeitable each quarter over a 2.5 year period from the date of the Rosen Employment Agreement, subject to Mr. Rosen’s continued employment with the Issuer on each such vesting date; provided, that the vesting of the Restricted Stock Award may be accelerated under certain circumstances set forth in the Rosen Employment Agreement.

In accordance with the terms of the Rosen Employment Agreement, Matthew D. Rosen promptly surrendered 350,018 shares of Common Stock to the Issuer immediately upon issuance thereof, to satisfy employment tax obligations, for a net issuance of 3,611,916 restricted shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)-(b)
The beneficial ownership percentage of each of the Reporting Persons is calculated based on 82,112,970 shares of Common Stock outstanding as of November 7, 2018, as reported to the Reporting Persons by the Issuer. All share amounts in this Schedule 13D reflect the 1-for-1.5 reverse split of the Common Stock effected by the Issuer on May 4, 2018.

(1)  Marvin S. Rosen
a.  Amount beneficially owned: 1,346,233 shares of Common Stock
b.  Percent of class: 1.6%
c.  Number of shares of Common Stock as to which the person has:
i.
Sole power to vote or direct the vote: 1,346,233
ii.
Shared power to vote or to direct the vote: 0
iii.
Sole power to dispose or to direct the disposition of: 1,346,233
iv.
Shared power to dispose or to direct the disposition of: 0

(2)  Matthew D. Rosen
a.  Amount beneficially owned: 4,502,323 shares of Common Stock
b.  Percent of class: 5.4%
c.  Number of shares of Common Stock as to which the person has:
i.
Sole power to vote or direct the vote: 4,502,323
ii.
Shared power to vote or to direct the vote: 0
iii.
Sole power to dispose or to direct the disposition of: 4,502,323
iv.
Shared power to dispose or to direct the disposition of: 0
(3)  Michael J. Del Giudice
a.  Amount beneficially owned: 58,461 shares of Common Stock
b.  Percent of class: Less than 1%
c.  Number of shares of Common Stock as to which the person has:
i.
Sole power to vote or direct the vote: 58,461
ii.
Shared power to vote or to direct the vote: 0
iii.
Sole power to dispose or to direct the disposition of: 58,461
iv.
Shared power to dispose or to direct the disposition of: 0

Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock.

The aggregate 5,907,017 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 7.1% of the issued and outstanding shares of Common Stock. Each Reporting Person has sole power to vote or to direct the vote, and to dispose or to direct the disposition, of the Common Stock beneficially owned by him, and no Reporting Person shares any such power with another Reporting Person over any shares of Common Stock.

In light of the director nomination rights and the voting requirements of the Stockholders’ Agreement, the Reporting Persons may be deemed to be a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with BCHI and its affiliates that together constitute a group. BCHI beneficially owns 49,776,310 shares of Common Stock, all acquired at the Closing as merger consideration. The beneficial ownership of BCHI set forth in this Amendment No. 3 is based on its ownership reported in the prospectus dated July 11, 2018, filed by the Issuer with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by BCHI. BCHI has separately made a Schedule 13D filing. Collectively, the Reporting Persons and BCHI beneficially own 55,683,327 shares of Common Stock, or approximately 67.0%, of the issued and outstanding shares of Common Stock.

The Reporting Persons disclaim beneficial ownership of any Common Stock, pursuant to Rule 13d-4 of the Exchange Act, other than as set forth above in this Item 5. Neither the filing of this Amendment No. 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)
Other than as set forth in Item 3 of this Amendment No. 3, no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.

(d)
The Reporting Persons are not entitled to the other’s right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)
Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The information set forth under Item 4 of this Amendment No. 3, and the Exhibits filed with the Schedule 13D, are incorporated herein by reference. The description of the Rosen Employment Agreement contained in Item 4 hereof does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Rosen Employment Agreement, which will be filed as an exhibit to the Issuer’s Form 10-Q for the period ended September 30, 2018, which the Issuer is expected to file on or around November 13, 2018, and is incorporated by reference as Exhibit 32 to this Schedule 13D.

Other than as described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

(1)
1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Form S-1 filed on November 12, 2004)
(2)
Warrant to Purchase Common Stock issued by the Issuer to Marvin Rosen, dated July 31, 2002 (incorporated herein by reference to Exhibit 10.18 of the Issuer’s Form S-1 filed on November 12, 2004)
(3)
Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 10.7 to the Issuer’s From S-1/A filed on February 11, 2005)
(4)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 15, 2006)
(5)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on December 15, 2006)
(6)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 23, 2007)
(7)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on November 23, 2007)
(8)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on February 25, 2008)
(9)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on February 25, 2008)
(10)
Supplement No. 1 to Confidential Private Placement Memorandum Form of Warrant (incorporated herein by reference to Exhibit 10.1.A to Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2008)
(11)
Form of Subscription and Rights Agreement (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed on October 6, 2008)
(12)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed on October 6, 2008)
(13)
Form of Amended and Restated Secured Promissory Note (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 7, 2009)
(14)
Form of Subscription and Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2009)
(15)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2009)
(16)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 25, 2009)
(17)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 25, 2009)
(18)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.82 to the Issuer’s Current Report on Form 8-K filed on January 7, 2014)
(19)
2009 Stock Option Plan (incorporated herein by reference to Exhibit 10.1.1 of the Issuer’s Annual Report on Form 10-K filed on March 28, 2016)
(20)
Common Stock Purchase Agreement, dated November 16, 2016, by and among Issuer and the several purchases of its common stock (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 27, 2017)
(21)
Agreement and Merger Agreement dated as of August 26, 2017 by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, Inc. (incorporated herein by reference to Exhibit 10.1.1 to the Issuer’s Current Report on Form 8-K filed on August 30, 2017)
(22)
Support Agreement, dated August 26, 2017, by and among Birch and the following Issuer stockholders: Marvin S. Rosen, Matthew D. Rosen, Philip D. Turits, Michael J. Del Giudice, Jack Rosen, Larry Blum, Paul O’Brien and William Rubin *
(23)
First Amendment to Agreement and Plan of Merger, dated as of September 15, 2017, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, Inc., (incorporated herein by reference to Exhibit 10.1.1 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017)
(24)
Second Amendment to Agreement and Plan of Merger, dated as of September 29, 2017, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1.2 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017)

(25)
Amended and Restated Third Amendment to Agreement and Plan of Merger, dated as of October 27, 2017, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1.3 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017)
(26)
Fourth Amendment to Agreement and Plan of Merger, dated as of January 24, 2018, by and the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 29, 2018)
(27)
Fifth Amendment to Agreement and Plan of Merger, dated as of January 24, 2018, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 29, 2018)
(26)
Sixth Amendment to Agreement and Plan of Merger, dated as of March 12, 2018, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 12, 2018)
(27)
Seventh Amendment to Agreement and Plan of Merger, dated as of April 4, 2018, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 10, 2018)
(28)
Eighth Amendment to Agreement and Plan of Merger, dated as of April 26, 2018, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 30, 2018)
(29)
Ninth Amendment to Agreement and Plan of Merger, dated as of April 27, 2018, by and among the Issuer, Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on April 30, 2018)
(30)
Stockholders’ Agreement, dated as of May 4, 2018, by and among the Issuer, BCHI Holdings, LLC, and the stockholders named therein*
(31)
Joint Filing Agreement, dated as of May 8, 2018, by and among Marvin S. Rosen, Matthew D. Rosen and Michael J. Del Giudice*
(32)
Employment Agreement, dated as of May 4, 2018, by and between the Issuer and Matthew D. Rosen (incorporated herein by reference to an exhibit to the Issuer’s Form 10-Q for the period ended September 30, 2018, which the Issuer is expected to file on or around November 13, 2018)

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2018	/s/ Marvin S. Rosen
Marvin S. Rosen

Dated: November 9, 2018	/s/ Matthew D. Rosen
Matthew D. Rosen

Dated: November 9, 2018	/s/ Michael J. Del Giudice
Michael J. Del Giudice